

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2011

<u>VIA U.S. Mail and Facsimile</u>

Mr. Robert S. Benou
Chairman, Chief Executive Officer
Conolog Corporation
5 Columbia Road
Somerville, NJ 08876

> **Re: Conolog Corporation**
> **Item 4.01 Form 8-K**
> **Filed March 7, 2011**
> **File No. 000-8174**

Dear Mr. Benou:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K dated March 3, 2011

1. We see you have not filed the Exhibit 16 letter from the predecessor auditors as required by Item 304(a)(3) of Regulation S-K. Please file a complete amendment including the letter from the predecessor auditors in Exhibit 16.

2. Please tell us if the new audit firm as indicated in the Form 8-K is the same firm registered with the PCAOB as Wolinetz, Lafazan & Company, CPA's, P.C.

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If you have any questions, please call Kristin Lochhead, Staff Accountant at (202) 551-3664 or me at (202) 551-3676. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief